Exhibit 99.1
Income Statement by activity
Unaudited

	For the year ended December 31, 2024			For the year ended December 31, 2023
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Net revenues	156,878	155,024	2,046	189,544	188,642	1,030
Cost of revenues	136,360	134,924	1,628	151,400	150,740	788
Selling, general and other costs	9,299	9,023	276	9,541	9,237	304
Research and development costs	5,784	5,784	—	5,619	5,619	—
Gains/(losses) on disposal of investments	(98)	(99)	1	20	27	(7)
Restructuring costs	1,617	1,617	—	1,119	1,119	—
Share of the profit/(loss) of equity method investees	(33)	(413)	380	491	32	459
Operating income/(loss)(1)	3,687	3,164	523	22,376	21,986	390
Net financial expenses/(income)	(345)	(345)	—	(42)	(42)	—
Profit/(loss) before taxes	4,032	3,509	523	22,418	22,028	390
Tax expense/(benefit)	(1,488)	(1,309)	(179)	3,793	3,857	(64)
Result from intersegment investments	—	702		—	454	—
Net profit/(loss)	5,520	5,520	702	18,625	18,625	454

Adjusted operating income(1)(2)	8,648	8,160	488	24,343	23,876	467
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Figures presented for Industrial activities and Financial services include intersegment transactions
(1) Refer to the Stellantis N.V. Annual Report for the year ended December 31, 2024 - Non-GAAP Financial Measures
(2) The reconciliation of Net profit to Adjusted operating income for the Company is included in the Stellantis N.V. Annual Report for the year ended December 31, 2024 - Management discussion and analysis - Company results

Statement of Financial Position by activity
Unaudited

	At December 31, 2024			At December 31, 2023
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	31,986	31,841	145	30,994	30,856	138
Other intangible assets	22,379	22,174	205	20,625	20,459	166
Property, plant and equipment	45,011	38,644	6,367	37,687	35,992	1,695
Equity method investments	9,100	13,707	3,539	8,070	11,252	3,419
Deferred tax assets	4,371	4,329	42	2,152	2,094	58
Inventories	20,861	20,807	54	21,414	21,367	47
Assets sold with a buy-back commitment	1,938	1,938	—	1,328	1,328	—
Trade receivables	5,506	5,635	66	6,426	6,498	117
Tax receivables	1,638	1,599	40	919	911	165
Other assets and prepaid expenses	22,634	13,226	12,584	17,982	12,447	8,900
Financial assets	7,166	6,367	810	10,099	8,339	1,952
Cash and cash equivalents	34,100	32,409	1,691	43,669	42,419	1,250
Assets held for sale	917	756	161	763	763	—
TOTAL ASSETS	207,607	193,432	25,704	202,128	194,725	17,907
Equity and Liabilities
Equity	82,115	82,115	8,146	82,120	82,120	6,601
Employee benefits liabilities	6,024	6,023	1	5,473	5,471	2
Provisions	23,080	22,992	92	21,468	21,365	103
Deferred tax liabilities	4,507	3,627	880	4,784	4,411	373
Debt	37,227	24,817	15,472	29,463	22,907	10,082
Trade payables	29,684	29,770	152	33,008	33,045	182
Other financial liabilities	24	13	11	39	11	28
Tax liabilities	950	887	62	1,806	1,900	63
Other liabilities	23,538	22,814	804	23,635	23,163	473
Liabilities held for sale	458	374	84	332	332	—
TOTAL EQUITY AND LIABILITIES	207,607	193,432	25,704	202,128	194,725	17,907
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Figures presented for Industrial activities and Financial services include intersegment transactions

Statement of Cash Flows by activity
Unaudited

	For the year ended December 31, 2024			For the year ended December 31, 2023
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Consolidated profit	5,520	5,520	702	18,625	18,625	454
Adjustments for non-cash items:
depreciation and amortization	7,226	7,180	46	7,549	7,513	36
(gains)/losses on disposals	(32)	(31)	(1)	(195)	(164)	7
change in deferred taxes	(2,921)	(3,383)	462	701	372	329
other non-cash items	1,927	1,705	222	720	538	182
Change in provisions	1,779	1,790	(11)	2,460	2,438	22
Result of equity method investments net of dividends received	381	(157)	(160)	(156)	(420)	(224)
Change in carrying amount of leased vehicles	(3,885)	538	(4,423)	(1,747)	(125)	(1,622)
Changes in working capital	(5,987)	(6,414)	427	(5,472)	(5,539)	67
Net cash from/(used in) operating activities	4,008	6,748	(2,736)	22,485	23,238	(749)
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies	261	(28)	289	1,457	1,756	259
Acquisitions of consolidated subsidiaries and equity method and other investments	(1,652)	(2,376)	(2)	(3,885)	(4,186)	(821)
Proceeds from disposals of property, plant and equipment and intangible assets	365	365	—	533	516	17
Investments in property, plant and equipment and intangible assets	(11,060)	(10,984)	(76)	(10,193)	(10,099)	(94)
Change in amounts payable on property, plant and equipment and intangible assets	223	223	—	1,068	1,068	—
Net change in receivables from financing activities	(4,151)	(696)	(3,455)	(3,834)	(248)	(3,586)
Other changes	32	(34)	41	(193)	(120)	(73)
Net cash from/(used in) investing activities	(15,982)	(13,530)	(3,203)	(15,047)	(11,313)	(4,298)
Distributions paid	(4,661)	(4,661)	(4)	(4,208)	(4,208)	(4)
Proceeds from issuance of shares	104	129	726	92	92	564
(Purchases)/sales of treasury shares	(3,000)	(3,000)	—	(2,434)	(2,434)	—
Changes in debt and other financial assets and liabilities	7,201	1,540	5,661	114	(4,545)	4,659
Change in securities	2,422	2,410	12	(2,754)	(2,747)	(7)
Other changes	(5)	(5)	—	(10)	(10)	—
Net cash from/(used in) financing activities	2,061	(3,587)	6,395	(9,200)	(13,852)	5,212
Effect of changes in exchange rates	410	423	(13)	(836)	(823)	(13)
(Increase)/decrease in cash and cash equivalents included in asset held for sale	(66)	(64)	(2)	(166)	(166)	—
Increase/(decrease) in cash and cash equivalents	(9,569)	(10,010)	441	(2,764)	(2,916)	152
Net cash and cash equivalents at beginning of period	43,669	42,419	1,250	46,433	45,335	1,098
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	34,100	32,409	1,691	43,669	42,419	1,250
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Figures presented for Industrial activities and Financial services include intersegment transactions